Exhibit 99.1

Uxin Announces Strategic Partnership with Taobao

Partnership to innovate online used car transaction services for consumers in China

Hangzhou, China, December 6, 2018 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, and Taobao, China’s massive and fast-growing consumer community, operated by Alibaba Group Holding Limited (“Alibaba Group”) (NYSE: BABA), entered into a strategic partnership to foster further growth and expand service opportunities for used car e-commerce in China. The two companies will collaborate in the areas of B2C and B2B used car transactions, integrated supply chain, and used car loan facilitation, to bring innovative online used car purchasing services to consumers across China.

Under the terms of the agreement, Uxin and Taobao will jointly establish an online used car shopping mall on Taobao Marketplace. At the initial stage, the two companies will provide a full suite of used car product and service offerings ranging from intelligent listing, displaying and matching, to one-stop transaction solutions. For example, in addition to the standard inspection report that evaluates 315 check points of a used car listing, the two companies will also provide videos and VR car viewing experience so that consumers can gain a comprehensive understanding of the car’s condition. With Uxin’s more than 290,000 used car selection on its platform and cross-regional transaction facilitation capabilities, Taobao users will now be able to purchase used cars from anywhere in China, anytime. Users will also be able to enjoy a full range of financing and post-transaction services, with superior consumer protection policies provided by both Taobao and Uxin.

Through this partnership, Uxin will further extend its leadership by integrating its nationwide supply chain of cross-regional transaction services and infrastructure with Taobao’s platform. The two companies also intend to collaborate on the enhancement of advanced data analysis in areas including intelligent used car recommendation and user behavior analysis, as more used car transactions are facilitated on Taobao. With Alibaba’s strong data and credit expertise, this partnership could also provide Uxin with abundant opportunities for further collaboration in used car loan facilitation, such as enhancing risk profiling and management capabilities.

“As China’s largest used car e-commerce platform which pioneers in facilitating cross-regional transactions, Uxin’s platform shares many similarities with Taobao, which presents many areas for potential synergies,” said Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin. “We are honored to work with Taobao to provide Chinese consumers with integrated used car transaction services.”

“Over the past few years, consumers have become increasingly receptive to buying used cars as a cost-effective alternative to new vehicles. This is particularly the case for consumers in lower-tier cities. With extremely limited used car selection in most cities, there is rapidly growing demand for an online platform that expands access to used cars from across the country. By combining Uxin’s unique ability to support cross-regional used car transactions with Taobao’s massive e-commerce traffic and superior data capabilities, we are confident that we can take the used car purchasing experience to the next level,” added Kun Dai.

“We are excited to cooperate with Uxin to explore new retail opportunities in the used car vertical,” said Fan Jiang, President of Taobao. “With unparalleled understanding and expertise in China’s used car industry, Uxin has transformed the used car supply chain over the past seven years. By effectively tackling challenges throughout the used car transaction value chain, such as providing a wide selection of high-quality used cars, standardized used car inspections, value-added services and used car logistics, Uxin has created a close loop of efficient and professional used car transaction services. We are confident that Uxin will become an integral part of Alibaba’s ecosystem. Through the combination of Uxin’s nationwide supply chain and Alibaba’s massive traffic, our partnership will bring significant benefits to both used car consumers and business customers.”

About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 670 service centers in over 270 cities throughout China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

For media enquiries, please contact:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Email: uxin@brunswickgroup.com